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                                                           OMB APPROVAL
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------                                              OMB NUMBER:   3235-0287
FORM 4                                              EXPIRES: SEPTEMBER 30, 1998
------                                              ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE .... 0.5
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                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / CHECK THIS BOX IF NO
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940
(Print or Type Responses)
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
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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
    Brown, Ronald C.                            Starwood Hotels & Resorts                     Issuer (Check all applicable)
                                                Worldwide, Inc./Starwood
                                                Hotels & Resorts HOT
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for     ----              ---
   Starwood Hotels & Resorts Worldwide, Inc.      Number of Reporting        Month/Year          X  Officer (give    Other (Specify
   777 Westchester Avenue                         Person (Voluntary)       November 2000       ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,               Executive Vice President,
                                                                             Date of Original            CFO
  White Plains       NY             10604                                    (Month/Year)              ------------------------
---------------------------------------------  7. Individual or Joint/Group Filing (Check Applicable Line)
 (City)           (State)           (Zip)          X   Form filed by One Reporting Person
                                                  ---
                                                       Form filed by More than One Reporting Person
                                                  ---
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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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   Shares(1)                      11/16/00  S     V      30,000    D       $33.0000                            D
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                                                                                            10,762             D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).
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FORM 4 (CONTINUED)
 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares

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
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                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood Hotels & Resorts, a
Maryland real estate investment trust (the "Trust"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a
"Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each a "Trust
Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.
                                                                                                   /s/ Ronald C. Brown     11/20/00
                                                                                            ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                                                                    SEC 1474 (7-96)
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